UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 20, 2002

HYDRO ONE INC.

(Translation of Registrant's Name Into English)

483 Bay Street, 10th Floor, South Tower, Toronto, Ontario M56 2P5

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐ Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes☐ No☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-__________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HYDRO ONE INC.
(Registrant)

Date September 20 , 2002

By
Name: Joan M. Prior
Title: Executive Vice-President, General Counsel & Secretary

This amendment, together with the short form prospectus dated June 4, 2001, as amended and supplemented, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

The securities to be issued hereunder have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered, sold or delivered within the United States of America and its territories and possessions or to, or for the account or benefit of, United States persons except in certain transactions exempt from the registration requirements of such Act.

AMENDMENT NO. 1 DATED AUGUST 28, 2002

TO THE SHORT FORM BASE SHELF PROSPECTUS DATED JUNE 4, 2001

hydroOne

HYDRO ONE INC.

Reference is made to the short form base shelf prospectus of Hydro One Inc. dated June 4, 2001. Capitalized terms used and not otherwise defined herein have the respective meanings ascribed to them in that short form base shelf prospectus.

The short form base shelf prospectus dated June 4, 2001 is hereby amended as follows:

Cover Page

The last paragraph of the cover page is deleted in its entirety and replaced with the following:

> The offering of Notes is subject to the approval of certain legal matters on behalf of our company by Osler, Hoskin & Harcourt LLP and on behalf of the Dealers by Blake, Cassels & Graydon LLP.

Page 2 "Documents Incorporated by Reference"

The section on page 2 entitled "Documents Incorporated by Reference" is deleted in its entirety and replaced with the following:

DOCUMENTS INCORPORATED BY REFERENCE

The following documents, which have been filed with the various securities commissions or similar authorities in each of the provinces of Canada, are specifically incorporated by reference in this short form shelf prospectus:

(a) the renewal annual information form of our company dated May 17, 2002;

(b) the comparative audited consolidated financial statements of our company, and the notes thereto, for the fiscal years ended December 31, 2001 and 2000, together with the report of the auditors thereon;

(c) management's discussion and analysis of financial results for the year ended December 31, 2001;

(d) the comparative unaudited financial statements of our company and the notes thereto for the periods ended March 31, 2002 and March 31, 2001, together with management's discussion and analysis of financial results for those periods;

(e) the comparative unaudited financial statements of our company and the notes thereto for the periods ended June 30, 2002 and June 30, 2001, together with management's discussion and analysis of financial results for those periods;

(f) the material change reports of our company dated February 22, 2002, June 5, 2002, June 25, 2002, July 23, 2002 and August 22, 2002; and

(g) the annual filing of reporting issuer of our company dated May 17, 2002.

Updated earnings coverage ratios, as required, will be filed quarterly with the appropriate securities regulatory authorities either as prospectus supplements or as exhibits to our company's unaudited interim and audited annual consolidated financial statements and will be deemed to be incorporated by reference into this short form shelf prospectus for the purposes of the offering of Notes hereunder.

Any documents of the types referred to in paragraphs (a) through (g) above filed by our company with the securities regulatory authorities in Canada after the date of this short form shelf prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference into this short form shelf prospectus. Upon a new annual information form and the related annual financial statements being filed by our company with, and where required, accepted by, the applicable securities regulatory authorities during the currency of this short form shelf prospectus, the previous annual information form, the previous annual financial statements and all interim financial statements, and information circulars or annual filings and all prospectus supplements filed prior to the commencement of our company's financial year in which the new annual information form is filed shall be deemed no longer to be incorporated into this short form shelf prospectus for purposes of future offers and sales of Notes hereunder.

A pricing supplement containing the specific variable terms for an issue of Notes will be delivered to purchasers of such Notes together with this short form shelf prospectus and will be deemed to be incorporated by reference into this short form shelf prospectus as of the date of the pricing supplement, solely for the purposes of the Notes issued under that pricing supplement.

Any statement contained in this short form shelf prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this short form shelf prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this short form shelf prospectus, except as so modified or superseded.

Page 3 "Credit Ratings"

The section on page 3 entitled "Credit Ratings" is deleted in its entirety and replaced with the following:

CREDIT RATINGS

The Notes have been rated A by Standard & Poor's Ratings Services ("S&P"), A by Dominion Bond Rating Service Limited ("DBRS") and A2 by Moody's Investors Services, Inc. ("Moody's"). The following information relating to credit ratings is based on information made available to the public by the rating agencies.

Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities. The rating agencies rate debt instruments by rating categories ranging from a high of "AAA" to a low of "D". Debt instruments rated in the A category by S&P mean the obligor has a strong capacity to meet its financial commitments but are considered somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. However, the obligor's capacity to meet its financial commitments and obligation is still strong. Debt instruments which are rated in the A category by DBRS are considered to be of a satisfactory credit quality, with substantial protection of interest and principal. Debt instruments which are rated in the A category by Moody's are considered to be upper-medium grade obligations, with adequate security to principal and interest, but elements may be present which suggest a susceptibility to impairment some time in the future.

The ratings herein mentioned are not a recommendation to purchase, sell or hold the Notes and do not comment as to market price or suitability for a particular investor. There can be no assurance that the ratings will remain in effect for any given period of time or that the ratings will not be revised or withdrawn entirely by any or all of S&P, DBRS and Moody's in the future if in their judgment circumstances so warrant.

Page 4 "Eligibility for Investment"

The section on page 4 entitled "Eligibility for Investment" is deleted in its entirety and replaced with the following:

ELIGIBILITY FOR INVESTMENT

In the opinion of Osler, Hoskin & Harcourt LLP and Blake, Cassels & Graydon LLP, the Notes offered hereby, if issued on the date hereof, would be, subject in each case to general investment provisions, eligible investments, without resort to the so-called "basket" provisions, or their purchase is not prohibited, subject to prudent investment requirements and, in certain cases, subject to additional requirements relating to investment or lending policies or goals, under or by the following statutes (and where applicable the regulations thereunder):

(a) *Insurance Companies Act* (Canada)
(b) *Pension Benefits Standards Act, 1985* (Canada)
(c) *Trust and Loan Companies Act* (Canada)
(d) *Financial Institutions Act* (British Columbia)
(e) *Loan and Trust Corporations Act* (Alberta)
(f) *Employment Pension Plans Act* (Alberta)
(g) *Loan and Trust Corporations Act* (Ontario)
(h) *Pension Benefits Act* (Ontario)
(i) *an Act respecting insurance* (Quebec) (in respect of insurers other than guarantee funds)
(j) *Supplemental Pension Plans Act* (Quebec)
(k) *an Act respecting trust companies and savings companies* (Quebec) (in respect of savings companies investing their own funds and trust companies investing in their own funds and deposits received by them)

In the opinion of such counsel, the Notes, if issued on the date hereof, would be qualified investments under the *Income Tax Act* (Canada) (the "Tax Act") for a trust governed by a registered retirement savings plan, registered retirement income fund, registered education savings plan or deferred profit sharing plan and would not be a prohibited investment for a registered pension plan, except that the Notes would not be qualified investments for a trust governed by a deferred profit sharing plan for which any employer is our company or an employer who does not deal with our company at arm's length. The Notes, if issued on the date hereof, would not be foreign property for the purposes of the Tax Act.

Based on the current provisions of the Tax Act and the regulations thereunder, if the Province of Ontario (the "Province") ceases to own 90% or more of the shares or capital of our company or if our company otherwise ceases to be exempt from taxes under the Tax Act:

- provided that certain conditions regarding the share capital of our company and certain dispersal requirements regarding the ownership of bonds, debentures, notes or similar obligations of our company, all as set out in the *Income Tax Regulations*, are met at the time the Notes are acquired by the trust, the Notes will continue to be qualified investments under the Tax Act and the regulations thereunder for a trust governed by a registered retirement savings plan, registered retirement income fund, registered education savings plan or deferred profit sharing plan (other than a trust governed by a deferred profit sharing plan for which any employer is our company or an employer who does not deal at arm's length with our company for purposes of the Tax Act);

- the Notes will continue not to be prohibited investments for a registered pension plan under the Tax Act except that the Notes will be a prohibited investment for a registered pension plan if our company is:

  (1) an employer who participates in the plan;

  (2) a person connected with such an employer;

  (3) a person that controls, directly or indirectly, in any manner whatever, such an employer or connected person; or

  (4) a person that does not deal at arm's length with a member of the plan or with any persons or partnerships described in (1), (2) or (3) above; and

- the Notes will continue not to be foreign property for purposes of the Tax Act.

Page 5 "Canadian Federal Income Tax Considerations For Non-Residents"

The section on page 5 entitled "Canadian Federal Income Tax Considerations for Non-Residents" is deleted in its entirety and replaced with the following:

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS FOR NON-RESIDENTS

In the opinion of Osler, Hoskin & Harcourt LLP, counsel to our company, and Blake, Cassels & Graydon LLP, counsel to the Dealers, the following is a summary of the principal Canadian federal income tax considerations under the Tax Act applicable to a prospective purchaser of Notes pursuant to the terms of this short form shelf prospectus and the applicable prospectus supplement who, at all relevant times, for purposes of the Tax Act and any applicable tax treaty, is not resident or deemed to be resident in Canada, deals with our company at arm's length and does not use or hold and is not deemed to use or hold a Note in carrying on business in Canada (a "Non-Resident Holder"). This summary is based on the current provisions of the Tax Act and the regulations thereunder, proposed amendments to the Tax Act and the regulations thereunder publicly announced prior to the date of this prospectus (the "Proposed Amendments") and counsel's understanding of the current administrative practices of the Canada Customs and Revenue Agency in effect as of the date hereof. This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to Non-Resident Holders and does not anticipate any changes in law or administrative practice, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein. Special rules, which are not discussed below, may apply to a non-resident that is an insurer which carries on business in Canada and elsewhere.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular purchaser, and no representations with respect to the income tax consequences to any particular purchaser are made. Accordingly, prospective purchasers should consult their own tax advisors for advice with respect to the tax consequences to them of acquiring, holding and disposing of Notes.

Interest on a Note that is paid or credited or deemed to be paid or credited to a Non-Resident Holder will be exempt from Canadian non-resident withholding tax provided:

(a) none of the interest is contingent or dependent on the use of or production from property in Canada or is computed by reference to revenue, profit, cash flow, commodity price or any other similar criterion, or by reference to dividends paid or payable to shareholders of any class of shares of the capital stock of a corporation; and

(b) either:

(i) the Note is issued under terms and conditions which provide that our company may not under any circumstances be obliged to pay more than 25% of the principal amount thereof within five years from the date of issue except in certain circumstances including default (a "5-Year Note"); or

(ii) the Non-Resident Holder is a person to whom a certificate of exemption has been issued under subsection 212(14) of the Tax Act and which certificate is in force on the date such interest is paid or credited.

Interest on a Note that is paid or credited or deemed to be paid or credited to a Non-Resident Holder will also be exempt from Canadian non-resident withholding tax provided that at the time the interest is so paid or credited such Non-Resident Holder is a trust, company, organization or other arrangement described in Article XXI(2) of the Canada-U.S. Income Tax Convention (1980) and such income is not income of the trust, company or other arrangement from carrying on a trade or business at the time such interest is paid or credited or deemed to be paid or credited.

Interest on a Note ("Exempt Note") that is paid or credited or deemed to be paid or credited to a Non-Resident Holder will also be exempt from Canadian non-resident withholding tax provided that: (i) the condition in (a) above is satisfied; and (ii) our company is a corporation exempt from taxes under the Tax Act pursuant to any of paragraphs 149(1)(d) to (d.6) of the Tax Act.

When a Note is issued to a Non-Resident Holder at a discount, the difference between the issue price and the amount payable to the Non-Resident Holder on maturity will, in certain circumstances, be considered to be received as interest rather than as principal for purposes of the Tax Act. Similarly, when a Non-Resident Holder assigns or otherwise transfers a Note (other than a 5-Year Note or an Exempt Note) to a person resident in or deemed to be resident in Canada for purposes of the Tax Act (including to our company on the redemption or maturity of a Note), any amount by which the transfer or assignment price exceeds the issue price of the Note shall in certain circumstances be deemed to be a payment of interest to the Non-Resident Holder for purposes of the Tax Act. In addition, any amount of interest accrued and unpaid on such a Note at the time of such assignment or transfer shall in certain circumstances be deemed to have been paid to the Non-Resident Holder for purposes of the Tax Act.

Other than in the circumstances described above, no taxes on income (including, on the assumption that the Note is not convertible into shares of our company and does not otherwise confer a right to acquire shares of our company, taxable capital gains) will be payable by a Non-Resident Holder in respect of the acquisition, ownership or disposition of a Note.

Page 18 "Recent Developments"

The following section entitled "Recent Developments" is added to page 18 following the section entitled "Use of Proceeds":

Recent Developments

Potential Strategic Partner

The Province has announced that it is seeking a strategic partner or partners to acquire a minority interest in our company. On August 9, 2002, the Province announced that it has selected its financial advisors to assist in the process of selecting a strategic partner or partners.

Outstanding Indebtedness

Ontario Electricity Financial Corporation has advised us that it may resell in the Canadian debt capital markets at any time the approximately $2.5 billion of our debt that it holds that matures after 2002. Our debt to Ontario Electricity Financial Corporation was incurred in connection with our acquisition of substantially all of the assets, liabilities, rights and obligations of Ontario Hydro's transmission, distribution and energy services businesses.

Litigation

We have recently been served with a statement of claim on behalf of our former President and Chief Executive Officer, Eleanor Clitheroe, alleging libel and slander and seeking specific performance of her employment contract. The amount claimed for the slander claim is $5 million. No amount is claimed under the specific performance claim as it simply asks that the payments to which she would have been entitled under her contract be paid and maintained.

Strategy Reorientation

The Board of Directors has reoriented the strategy of our company to its core businesses of transmission and distribution and related activities. We are not considering any large acquisitions or acquisitions outside of Ontario at this time. Organizational structure changes to reflect this shift will be implemented. In addition, our wholly owned subsidiaries Hydro One Networks Inc. and Hydro One Network Services Inc. will be rejoined effective January 1, 2003.

Page 18 "Risk Factors"

The section on page 18 entitled "Risk Factors" is amended by adding the following after the first sentence of that section:

The Province has passed legislation pursuant to which it has acquired our transmission corridors which could result in additional costs and may result in a reduction of our net income.

On June 27, 2002 the Province passed the *Reliable Energy and Consumer Protection Act, 2002*. Upon proclamation of Part IX.1 of such legislation, pursuant to such legislation the Province will acquire ownership of the lands underlying our transmission system, which are referred to as "transmission corridors". The acquisition of the transmission corridors by the Province may reduce the value of our regulated assets, which may reduce our net income. Revenue from current and future third party uses of the transmission corridors could be affected adversely by this acquisition. Although we will have the statutory right to use the transmission corridors for the purposes of our transmission, distribution and telecommunications systems, we may be limited in our ability to expand our systems in the future. Other uses of the transmission corridors, whether by the Province or others, in conjunction with the operation of transmission, distribution or telecommunications systems may increase safety or environmental risks.

We cannot predict the impact of the disposition of a minority interest on our business.

If the Province is successful in finding a strategic partner or partners to acquire a minority interest in our company, this may result in some changes to our business and financial strategy, including composition of our Board of Directors, which can not be assessed at this time.

The section on page 18 entitled "Risk Factors" is further amended by restating the risk factor found on page 20 entitled "We are Controlled by the Province and May Have Conflicts of Interest with the Province and Related Parties" to read as follows:

We are controlled by the Province and may have conflicts of interest with the Province and related parties.

The Province owns all of our outstanding shares. Accordingly, the Province has the power to determine the composition of our Board of Directors and thus influence major business and corporate decisions, including, for example, financing programs and dividend policy. We and the Province have entered into a shareholder's agreement which requires us to consult with the Province in connection with our business plans to ensure that these plans are consistent with the purposes of the *Electricity Act, 1998*, as amended by the *Reliable Energy and Consumer Protection Act, 2002* and the objectives of the Ontario Energy Board under the *Ontario Energy Board Act, 1998.* These purposes and objectives, which are specifically set out in the *Electricity Act, 1998*, as amended by the *Reliable Energy and Consumer Protection Act, 2002* and the *Ontario Energy Board Act, 1998*, relate to the development of competitive electricity markets in Ontario and the protection of the interests of Ontario's electricity consumers. The shareholder's agreement also requires that we consult with the Province with respect to matters concerning our dividend policy and obtain approval from the Province in advance of any proposal to issue or transfer shares in our company or our subsidiaries, any major transaction, including the sale of assets, which would potentially have a material effect on the financial interest of the Province, or our ability to make payments to Ontario Electricity Financial Corporation or payments in lieu of taxes under the *Electricity Act, 1998.* Finally, the Province retains the power to regulate Ontario's electricity industry.

Conflicts of interest may arise between us and the Province as a result of the obligation of the Province to act in the best interests of its residents in a broad range of matters, including the regulation of Ontario's electricity industry, the regulation of environmental matters, any future sale or other transaction by the Province with respect to its ownership interest in Hydro One and the determination of the amount of payments to be made by us to the Province by way of dividends or to Ontario Electricity Financial Corporation in lieu of taxes. Conflicts of interest may also arise as a result of the Province's 100% ownership interest in Ontario Power Generation Inc. We may not be able to resolve any potential conflict with the Province on terms satisfactory to us. See "Recent Developments" above.

The debt incurred in connection with our acquisition of substantially all of the assets, liabilities, rights and obligations of Ontario Hydro's transmission, distribution and energy services businesses is payable to Ontario Electricity Financial Corporation. The terms of this debt were negotiated in the context of this acquisition of assets, liabilities, rights and obligations of Ontario Hydro. As a result, in order to broadly correspond with the terms of Ontario Hydro's pre-existing debt, this debt has relatively short terms to maturity. Our cash flow and, therefore, our ability to repay this debt to Ontario Electricity Financial Corporation can be affected by the Province's influence over our payments in lieu of taxes or dividend policy.

Page 24 "Legal Matters"

The section on page 24 entitled "Legal Matters" is deleted in its entirety and replaced with the following:

LEGAL MATTERS

Certain legal matters in connection with any offering hereunder will be passed upon by Osler, Hoskin & Harcourt LLP for our company and by Blake, Cassels & Graydon LLP for the Dealers.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain of the provinces provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

CERTIFICATE OF HYDRO ONE INC.

Dated: August 28, 2002

The short form prospectus dated June 4, 2001 as amended by this amendment, together with the documents incorporated in the short form prospectus by reference, will, as of the date of the last supplement to the short form prospectus, as amended, relating to the securities offered by the short form prospectus, as amended, and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by the short form prospectus, as amended, and the supplement(s) as required by the securities legislation of all of the provinces of Canada and will not contain any misrepresentation likely to affect the value or the market price of the securities to be distributed, as required by the *Securities Act* (Quebec) and the regulations thereunder.

(Signed) Tom Parkinson,
President and
Chief Operating Officer

(Signed) Ken Hartwick
Chief Financial Officer

On behalf of the Board of Directors:

(Signed) Glen Wright
Chairman of the Board of Directors

(Signed) Rita Burak
Director

CERTIFICATE OF DEALERS

Dated: August 28, 2002

To the best of our knowledge, information and belief, the short form prospectus dated June 4, 2001 as amended by this amendment, together with the documents incorporated in the short form prospectus by reference will, as of the date of the last supplement to the short form prospectus, as amended, relating to the securities offered by the short form prospectus, as amended, and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by the short form prospectus, as amended, and the supplement(s) as required by the securities legislation of all the provinces of Canada and will not contain any misrepresentation likely to affect the value or the market price of the securities to be distributed, as required by the *Securities Act* (Quebec) and regulations thereunder.

BMO NESBITT BURNS INC.	CIBC WORLD MARKETS INC.	GOLDMAN SACHS CANADA INC.
By: (Signed) P. Grant Williams	By: (Signed) Paul M. Hadlow	By: (Signed) Stefano Zuliani
HSBC SECURITIES (CANADA) INC.	LAURENTIAN BANK SECURITIES INC.	MERRILL LYNCH CANADA INC.
By: (Signed) Rod A. McIsaac	By: (Signed) Michel Trudeau	By: (Signed) Harold R. Holloway
NATIONAL BANK FINANCIAL INC.	RBC DOMINION SECURITIES INC.	SALOMON SMITH BARNEY CANADA INC.
By: (Signed) Scot Martin	By: (Signed) David Dal Bello	By: (Signed) Stanley H. Hartt

SCOTIA CAPITAL INC.	TD SECURITIES INC.
By: (Signed) Donald A. Carmichael	By: (Signed) Rob Wright

Ontario Securities Commission
Commission des valeurs mobilières de l'Ontario

PO Box 55, Suite 1900
20 Queen Street West
Toronto ON M5H 3S8

CP 55, Bureau 1900
20 rue Queen ouest
Toronto ON M5H 3S8

IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES AND ANNUAL INFORMATION FORMS

AND

IN THE MATTER OF

Hydro One Inc.

DECISION DOCUMENT

This mutual reliance review system decision document evidences that receipts or notices of acceptance of filing of the regulators in each of **British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Labrador** have been issued for an **Amendment No. 1** dated **August 28th, 2002** to the **Short Form Base Shelf Prospectus** of the above Issuer dated **June 4th, 2001**.

DATED at Toronto this **5th** day of **September, 2002**.

Margo Paul

Margo Paul
Manager, Corporate Finance

SEDAR Project #**361907**